SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 29, 2013

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips Electronics N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press releases:

- “Philips’ Q4 2012 Quarterly Report”, dated January 29, 2013.

- “Philips to transfer its Audio, Video, Multimedia and Accessories business to Funai”, dated January 29, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of January 2013.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q4 2012 Quarterly report

Philips operational results improved by 50% to EUR 875 million, while net income was impacted by significant charges in Q4

•	Deal signed to transfer Audio, Video, Multimedia and Accessories business to Funai Electric Co., Ltd.

•	Comparable sales increased 3%; growth geographies up 10%

•	EBITA excluding restructuring and other charges increased by 50% to EUR 875 million, or 12.2% of sales; reported EBITA of EUR 50 million

•	Net income, excluding the European Commission fine of EUR 509 million, amounted to EUR 154 million

•	Inventories as a percentage of sales improved by 2 percentage points compared to fourth quarter of 2011

•	Free cash flow of EUR 899 million

•	Proposed dividend at EUR 0.75 per share

Frans van Houten, CEO of Royal Philips Electronics:

“We are pleased with the continued improvement of our operational performance in the fourth quarter. Through our Accelerate! program, we are making good progress in transforming Philips into an agile and entrepreneurial company, driving improved and sustainable results. My deep appreciation goes to our employees for their hard work and to our customers for their continued trust in Philips.

Our growth initiatives are working, as we increased sales despite the challenging economic environment in western economies. Our operational results improved across all sectors, as a result of increased sales, overhead cost reductions, and gross margin expansion. We also exceeded our inventory reduction goals as we stepped up working capital management. Underlying performance improved, as EBITA excluding restructuring and other charges increased by 50% to EUR 875 million, which is 12.2% of sales.

Net income in the quarter was significantly impacted by charges such as the fine imposed by the European Commission, which we intend to appeal, as well as restructuring costs. The restructuring will fundamentally lower our cost base and improve our financial performance in the coming years.

Today we announced that we have signed an agreement with Funai to transfer our Philips Audio, Video, Multimedia and Accessories businesses. This transaction will leverage Philips’ strong brand, strength in innovation, and leadership position in these businesses, with Funai’s strong presence in America and Japan, and its supply and manufacturing expertise. I am confident the deal will give this business a great future, with continuity for our customers. We have taken an important step in transforming Philips into the leading technology company in health and well-being.

While we have made significant progress in 2012, there is still much more to be done to unlock and deliver the full potential of Philips. Going forward, by executing on our Accelerate! program, we will continue to relentlessly drive operational excellence and invest in innovation and sales development to deliver profitability and growth.

The challenging economic environment in 2012, notably in Europe and United States, has impacted our order book, and hence we expect our sales in 2013 to start slow and pick up in the second half of the year. We remain confident in our ability to further improve our operational and financial performance, enabling us to achieve our 2013 financial targets”.

Q4 financials: Good growth at Healthcare, Lighting and growth businesses in Consumer Lifestyle. Operating margins excluding restructuring and acquisition-related charges improved across all sectors.

Healthcare comparable sales grew by 4%, led by high-single-digit growth at Home Healthcare Systems, mid-single-digit growth at Customer Services and low-single-digit growth at both Imaging Systems and Patient Care & Clinical Informatics. In growth geographies, comparable sales increased by 19%. Currency-comparable order intake increased by 4% year-on-year. EBITA margin excluding restructuring and acquisition-related charges increased year-on-year by 3.0 percentage points to 18.8%.

Consumer Lifestyle comparable sales increased by 2%, driven by double-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances. Sales increases were partly offset by a decline at Lifestyle Entertainment. EBITA margin excluding restructuring and acquisition-related charges increased year-on-year by 3.4 percentage points to 11.7%. All businesses in the sector improved underlying profitability.

Lighting comparable sales increased by 4%, with growth in all businesses, notably double-digit growth at Lumileds and mid-single-digit growth at Consumer Luminaires and Automotive. LED-based sales grew by 43% and now account for 25% of total Lighting sales. Both Lumileds and Consumer Luminaires returned to profitability in the quarter. EBITA margin excluding restructuring and acquisition-related charges increased year-on-year by 4.9 percentage points to 8.6%. Higher restructuring charges impacted the reported EBITA for the quarter.

The fourth-quarter results were impacted by a fine of EUR 509 million from the European Commission related to the Cathode-Ray Tubes (CRT) industry. Philips divested its CRT activities in 2001 to LPD, a joint venture with LG Electronics which operated as an independent company and was not consolidated in Philips’ accounts. Philips intends to appeal the decision. Restructuring and acquisition-related charges of EUR 358 million, and EUR 154 million of other charges mainly related to legal matters and the loss on the sale of industrial assets, also impacted the results for the quarter.

Philips has completed 73% of the EUR 2 billion share buy-back program since the start of the program in July 2011.

Making good progress with Accelerate!

Accelerate! is our multi-year program that is fundamentally transforming Philips and unlocking its full potential by creating an agile and entrepreneurial company. We made significant progress in 2012, executing on the initiatives we launched in 2011 by improving our time to market for new innovations, making our products and services more locally relevant in markets around the world, redirecting investments and resources to those businesses and geographies with the best value-creation opportunities, and reducing cost and complexity across the organization. We have aligned our incentive structure with our performance targets, and are creating a growth and high performance culture. During the fourth quarter we made further progress on our initiatives to improve our end-to-end customer value chain; these projects are now covering about 20% of group revenues. On executed projects, this drove benefits such as 40% reduction in time to market of key new product introductions, higher growth, lower cost, as well as higher capital turns. We reduced inventories by 2 percentage points at the end of 2012.

Notably, we exceeded our overhead cost-reduction goals for the year. Incremental savings in the fourth quarter amounted to EUR 165 million, bringing cumulative savings in 2012 to EUR 471 million.

Please refer to page 16 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q4	Q4
	2011	2012
Sales	6,712	7,161
EBITA	503	50
as a % of sales	7.5	0.7
EBIT	262	(79)
as a % of sales	3.9	(1.1)
Financial income (expenses)	(71)	(19)
Income taxes	(79)	(59)
Results investments in associates	—	(193)
Net income from continuing operations	112	(350)
Discontinued operations	(272)	(5)
Net income	(160)	(355)

Net income - shareholders per commonshare (in euros) - basic	(0.17)	(0.39)

Sales by sector

in millions of euros unless otherwise stated

	Q4	Q4		% change
	2011	2012	nominal	comparable
Healthcare	2,724	2,918	7	4
Consumer Lifestyle	1,787	1,858	4	2
Lighting	2,072	2,262	9	4
Innovation, Group & Services	129	123	(5)	(5)

Philips Group	6,712	7,161	7	3

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q4	Q4		% change
	2011	2012	nominal	comparable
Western Europe	1,909	1,929	1	(2)
North America	2,049	2,074	1	(3)
Other mature geographies	514	620	21	16

Total mature geographies	4,472	4,623	3	—
Growth geographies	2,240	2,538	13	10

Philips Group	6,712	7,161	7	3

Net income

•

EBITA excluding restructuring and other charges amounted to EUR 875 million, or 12.2% of sales, an increase of 50% compared to Q4 2011. Restructuring and acquisition-related charges amounted to EUR 358 million. Other charges include EUR 313 million for the European Commission fine, and EUR 154 million related to various legal matters as well as a loss on the sale of industrial assets. As a result of these charges, EBITA was EUR 50 million, which is EUR 453 million lower than the prior year’s EUR 503 million.

•

Net income amounted to a net loss of EUR 355 million, which represents a year-on-year decline of EUR 195 million. The loss reflects the EUR 509 million impact of the European Commission fine related to alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry, while Q4 2011 included a EUR 128 million value adjustment of commercial and brand-related assets at Lighting. Excluding the European Commission fine and the value adjustment in 2011, net income amounted to EUR 154 million, compared to a EUR 32 million loss in Q4 2011.

•

Results from investments in associates was a loss of EUR 193 million, including a charge of EUR 196 million corresponding to Philips’ portion of the European Commission CRT-related fine with respect to the former LG.Philips Displays joint venture.

•	The after-tax loss from discontinued operations of EUR 5 million is EUR 267 million lower than in Q4 2011 and represents the results of the Television business.

Sales per sector

•	Group sales amounted to EUR 7,161 million, an increase of 3% on a comparable basis. Group nominal sales increased by 7%, including a 4% positive impact of currency and portfolio changes.

•

Healthcare comparable sales improved by 4%, with high-single-digit growth at Home Healthcare Solutions, and mid-single-digit growth at Customer Services. Patient Care & Clinical Informatics and Imaging Systems both showed low-single-digit growth.

•

Consumer Lifestyle comparable sales grew by 2% year-on-year. Double-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances, was partly offset by a decline at Lifestyle Entertainment.

•	Lighting sales grew by 4% on a comparable basis, with sales increases in all businesses, notably double-digit growth at Lumileds, and mid-single-digit growth at Consumer Luminaires and Automotive.

Q4 2012 Quarterly report            3

EBITA

in millions of euros

	Q4	Q4
	2011	2012
Healthcare	409	434
Consumer Lifestyle	130	177
Lighting	41	(13)
Innovation, Group & Services	(77)	(548)

Philips Group	503	50
EBITA as a % of sales
	Q4	Q4
	2011	2012
Healthcare	15.0	14.9
Consumer Lifestyle	7.3	9.5
Lighting	2.0	(0.6)
Innovation, Group & Services	(59.7)	(445.5)

Philips Group	7.5	0.7
Restructuring and acquisition-related charges in millions of euros
	Q4	Q4
	2011	2012
Healthcare	(21)	(114)
Consumer Lifestyle	(18)	(40)
Lighting	(36)	(185)
Innovation, Group & Services	(25)	(19)

Philips Group	(100)	(358)

EBIT in millions of euros unless otherwise stated
	Q4	Q4
	2011	2012
Healthcare	359	385
Consumer Lifestyle	113	160
Lighting	(130)	(73)
Innovation, Group & Services	(80)	(551)

Philips Group	262	(79)
as a % of sales	3.9	(1.1)

Sales per geographic cluster

•	Sales in the mature geographies were flat on a comparable basis relative to Q4 2011. Growth at Lighting was offset by declines at Consumer Lifestyle and Healthcare.

•	Growth geographies delivered 10% comparable sales growth, driven by higher sales in all sectors.

Earnings per sector

•

Healthcare EBITA was EUR 434 million, compared to EUR 409 million in Q4 2011. Strong year-on-year improvement was driven by sales growth, non-manufacturing cost reductions, and gross margin improvements at Imaging Systems and Customer Services. Restructuring and acquisition-related charges were EUR 93 million higher than in Q4 2011. EBITA excluding restructuring and acquisition-related charges was EUR 548 million or 18.8% of sales, compared to EUR 430 million and 15.8% in Q4 2011.

•

Consumer Lifestyle EBITA amounted to EUR 177 million, compared to EUR 130 million in Q4 2011. EBITA improvement was driven mainly by higher sales and higher margins, notably at Domestic Appliances. Restructuring and acquisition-related charges were EUR 22 million higher than in Q4 2011. EBITA excluding restructuring and acquisition-related charges was EUR 217 million or 11.7% of sales, compared to EUR 148 million and 8.3% in Q4 2011.

•

Lighting EBITA amounted to a loss of EUR 13 million, compared to EUR 41 million profit in Q4 2011. Earnings were impacted by an increase in restructuring and acquisition-related charges of EUR 149 million compared to Q4 2011, and by a loss on the sale of industrial assets of EUR 22 million. Excluding the restructuring and acquisition-related charges and the loss on the sale of assets, the EBITA improvement was driven by higher operating earnings across all businesses. EBITA excluding restructuring and acquisition-related charges and the loss on the sale of assets was EUR 194 million or 8.6% of sales, compared to EUR 77 million and 3.7% in Q4 2011.

•

Innovation, Group & Services EBITA amounted to a net cost of EUR 548 million, which included the EUR 313 million impact of the European Commission fine related to alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry and EUR 132 million of provisions related to various legal matters. Excluding these charges, EBITA was a net cost of EUR 84 million, compared to a net cost of EUR 73 million in Q4 2011.

4            Q4 2012 Quarterly report

Financial income and expenses

in millions of euros

	Q4		Q4
	2011		2012
Net interest expenses	(58)		(59)
Other	(13)		40

	(71)		(19)

Cash balance in millions of euros
	Q4		Q4
	2011		2012
Beginning cash balance	2,339		3,232
Free cash flow	966		899
Net cash flow from operating activities	1,189	1)	1,209
Net capital expenditures	(223	)1)	(310)
Acquisitions of businesses	(243)		(19)
Other cash flow from investing activities	(24)		6
Treasury shares transactions	(208)		(191)
Changes in debt/other	178	1)	(21)
Net cash flow discontinued operations	139		(72)

Ending balance	3,147		3,834

Cash flows from operating activities

in millions of euros

1)	Revised to reflect an adjusted cash flow presentation of finance lease cash inflows

Financial income and expenses

•

Financial income and expenses in Q4 2012 amounted to a net expense of EUR 19 million, or EUR 52 million lower expense compared to Q4 2011. Included in Other in Q4 2012 was a EUR 46 million gain related to a change in estimate on the valuation of long-term hedge contracts. Also included in Other for both Q4 2012 and Q4 2011 are minor valuation adjustments on Other non-current financial assets.

Cash balance

•

The group cash balance increased during Q4 2012 to EUR 3,834 million, largely due to a free cash inflow of EUR 899 million. This was partly offset by the use of EUR 191 million in treasury share transactions, primarily for our share buy-back program, as well as a EUR 72 million outflow related to discontinued operations.

•

In Q4 2011, the cash balance increased to EUR 3,147 million, mainly as a result of EUR 966 million free cash inflow, a EUR 178 million change in debt and EUR 139 million cash inflow from discontinued operations. These inflows were partly offset by EUR 243 million cash outflow mainly related to the acquisition of Povos Electric Appliance (Shanghai) Co. Ltd. (Povos) and EUR 208 million of treasury share transactions related to the share buy-back program.

Cash flows from operating activities

•

Operating activities resulted in a cash inflow of EUR 1,209 million, compared to an inflow of EUR 1,189 million in Q4 2011. The higher cash inflow in Q4 2012 is mainly a result of lower working capital requirements and higher cash earnings.

Q4 2012 Quarterly report            5

Gross capital expenditures1)

in millions of euros

Inventories

as a % of moving annual total sales

Net debt and group equity

in billions of euros

1)	Capital expenditures on property, plant and equipment only
2)	Revised to reflect an adjusted cash flow presentation of finance lease cash inflows

Gross capital expenditure

•	Gross capital expenditures on property, plant and equipment were EUR 33 million higher than in Q4 2011, mainly due to higher investments at Lighting and Innovation, Group & Services.

Inventories

•

Inventories as a percentage of sales amounted to 14.1%, 2.6 percentage points lower than in Q3 2012. Inventory value at the end of Q4 2012 was EUR 3.5 billion, a decrease of EUR 576 million in the quarter that was attributable to all sectors.

•	Compared to Q4 2011, inventories were 2.0 percentage points of sales lower. This was attributable to all sectors, but mainly driven by inventory productivity improvements at Healthcare.

Net debt and group equity

•

At the end of Q4 2012, Philips had net debt of EUR 700 million, compared to EUR 713 million at the end of Q4 2011. During the quarter the net debt position decreased by EUR 764 million, largely driven by a free cash inflow of EUR 899 million, partly offset by treasury share transactions and cash outflow for discontinued operations.

•

Group equity decreased by EUR 868 million in the quarter to EUR 11.2 billion. The decrease was largely a result of net losses incurred during the period, currency effects, and treasury share transactions.

•	Philips extended its EUR 1.8 billion stand-by facility for 2 years until Feb 18, 2018. The facility, which can be used for general corporate purposes, is currently undrawn and has never been used.

6            Q4 2012 Quarterly report

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Television business, employed at end of Q4 2011 3,353

Employees

•

The number of employees decreased by 3,197 in the quarter. The decrease was seen across all sectors, with the lower numbers at Lighting and Healthcare mainly a result of the company’s overhead reduction program and the industrial footprint reduction at Lighting.

•

Compared to Q4 2011, the number of employees decreased by approximately 3,800. This decrease reflects a reduction of 3,685 employees, mainly related to the company’s overhead reduction program, primarily at Lighting and IG&S. It also reflects the departure of 1,024 employees, mainly due to the industrial footprint reduction at Lighting, and the addition of 909 employees from acquisitions (mainly Indal) and an increase at Consumer Lifestyle.

Q4 2012 Quarterly report            7

Healthcare

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2011	2012
Sales	2,724	2,918
Sales growth
% nominal	3	7
% comparable	3	4
EBITA	409	434
as a % of sales	15.0	14.9
EBIT	359	385
as a % of sales	13.2	13.2
Net operating capital (NOC)	8,418	7,976
Number of employees (FTEs)	37,955	37,460

Sales

in millions of euros

EBITA

Business highlights

•

At the 98th annual meeting of the Radiological Society of North America, Philips introduced 15 new products and features that offer smart, patient-adaptive systems for low X-ray dose and industry-leading image quality, new ways to integrate and share information, and superb value through innovative upgrades.

•

Philips has signed an agreement with Air France-KLM Group, one of the leading European air transport groups, to equip all KLM Royal Dutch Airlines and Air France passenger flights with Philips’ market-leading HeartStart automated external defibrillators (AEDs).

•

Philips signed a major agreement to supply the Farah Medical Complex in Jordan with a customized package of advanced imaging solution systems, including a suite of 20 Ambient Experience rooms, healthcare informatics and services, and energy-efficient LED lighting.

•	Philips and Elekta established a research consortium to leverage a breakthrough in cancer care with the integration of MR imaging and radiation therapy delivery in a single system.

•

Philips provided the first Regional Health Information Network Solution to the Jinhu Bureau of Health in Jiangsu Province, China. The solution integrates patient data among three county-level hospitals, 11 community healthcare centers and 88 village clinic stations, expanding the opportunity for more than 300,000 people in that region to access high-quality medical resources and healthcare.

Financial performance

•

Currency-comparable equipment order intake grew 4% year-on-year. Imaging Systems realized mid-single-digit growth, while Patient Care & Clinical Informatics recorded low-single-digit growth. Equipment orders in Europe showed double-digit growth despite continuing market softness in southern Europe. Orders in North America declined by mid-single-digits, reflecting the continued market uncertainties pertaining to the ‘fiscal cliff’ and the elections. Equipment orders in growth geographies grew by 7%.

•

Comparable sales were 4% higher year-on-year, with high-single-digit growth at Home Healthcare Solutions and mid-single-digit growth at Customer Services. Patient Care & Clinical Informatics and Imaging Systems both showed low-single-digit growth.

8            Q4 2012 Quarterly report

•

From a regional perspective, comparable sales in growth geographies increased by 19%, while sales in mature geographies decreased by 1%, with low-single-digit decline in North America and mid-single-digit decline in Europe. Comparable sales in other mature geographies showed strong double-digit growth.

•	EBITA amounted to EUR 434 million, compared to EUR 409 million in Q4 2011, and included restructuring and acquisition-related charges of EUR 114 million, EUR 93 million higher than in Q4 2011.

•

Excluding restructuring and acquisition-related charges, EBITA grew to EUR 548 million, or 18.8% of sales, compared to EUR 430 million, or 15.8% of sales, in Q4 2011. The strong year-on-year improvement was driven by sales growth, non-manufacturing cost reductions, and gross margin improvements at Imaging Systems and Customer Services.

•

Net operating capital, excluding a currency impact of EUR 214 million, decreased by EUR 228 million to EUR 8.0 billion. The decrease was largely driven by lower working capital needs as a result of inventory productivity improvement, as well as an increase in provisions related to the restructuring charges taken in Q4 2012. Inventories as a percentage of sales improved by 3.2 percentage points year-on-year.

•	Compared to Q4 2011, the number of employees decreased by 495, driven by overhead cost reductions.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2013 are expected to total approximately EUR 10 million.

Q4 2012 Quarterly report            9

Consumer Lifestyle

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2011	2012
Sales	1,787	1,858
Sales growth
% nominal	3	4
% comparable	—	2
EBITA	130	177
as a % of sales	7.3	9.5
EBIT	113	160
as a % of sales	6.3	8.6
Net operating capital (NOC)	884	1,217
Number of employees (FTEs)	18,291	18,911

Sales

in millions of euros

EBITA

Business highlights

•	In Q4, Philips achieved the milestone of selling over 10 million shavers in China in less than a year, the result of innovative new products tailored to local market needs and broader distribution.

•

The Philips Senseo Sarista was the best-selling whole-bean coffee machine in the Netherlands in Q4 2012. Along with the recently introduced Senseo Twist, this contributed to the highest-ever sales of Senseo coffee appliances worldwide in the quarter.

•	The complete new range of Philips irons incorporating innovative OptimalTemp technology was well received globally, extending the company’s leadership position as the world’s No. 1 ironing brand.

•

Philips extended its market leadership in air purification systems in China and entered the Russian market with the launch of a range of air purifiers and humidifiers to help Russian parents provide a healthy home environment for their children.

Financial performance

•

Comparable sales were 2% higher year-on-year, driven by double-digit growth in the combined growth businesses, i.e. Personal Care, Health & Wellness and Domestic Appliances, partly offset by a decline at Lifestyle Entertainment.

•

From a regional perspective, the growth businesses achieved a double-digit comparable sales increase in growth geographies and strong mid-single-digit growth in North America, while comparable sales in Western Europe remained flat.

•

EBITA amounted to EUR 177 million, compared to EUR 130 million in Q4 2011, and included restructuring and acquisition-related charges of EUR 40 million, EUR 22 million higher than in Q4 2011. EBITA also included EUR 5 million of net costs formerly reported as part of the Television business in Consumer Lifestyle (EUR 17 million in Q4 2011).

•

Excluding restructuring and acquisition-related charges, EBITA was EUR 217 million, or 11.7% of sales, compared to EUR 148 million, or 8.3% of sales, in Q4 2011. EBITA improvement was driven mainly by higher sales, lower non-manufacturing costs and improved gross margins, notably at Domestic Appliances.

•

Net operating capital increased by EUR 333 million year-on-year. Lower working capital across the growth businesses was more than offset by changes in the remaining balance of the Television business in Consumer Lifestyle. Inventories as a percentage of sales improved by 0.7 percentage points year-on-year.

10            Q4 2012 Quarterly report

•

Compared to Q4 2011, the number of employees increased by 620, which was attributable to the Povos business and an increase in the growth businesses, partly offset by a reduction at Lifestyle Entertainment.

Miscellaneous

•

Philips has signed an agreement regarding the transfer of its Lifestyle Entertainment business (Audio, Video, Multimedia and Accessories) to Funai Electric Co., Ltd. Under the terms, Funai will pay a cash consideration of EUR 150 million and a brand license fee, relating to a license agreement for an initial period of five and a half years, with an optional renewal of five years. The deal for the Audio, Multimedia and Accessories businesses is expected to close in the second half of 2013. The Video business will transfer in 2017, related to existing intellectual property licensing arrangements. The gain on the transaction will be recorded at the closing date.

•	Restructuring and acquisition-related charges in Q1 2013 are expected to total approximately EUR 10 million.

Q4 2012 Quarterly report            11

Lighting

Key data

in millions of euros unless otherwise stated

	Q4		Q4
	2011		2012
Sales	2,072		2,262
Sales growth
% nominal	5		9
% comparable	7		4
EBITA	41		(13)
as a % of sales	2.0		(0.6)
EBIT	(130)		(73)
as a % of sales	(6.3)		(3.2)
Net operating capital (NOC)	4,965	1)	4,635
Number of employees (FTEs)	53,168		50,224

Sales

in millions of euros

EBITA

1)	Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32

Business highlights

•

The Empire State Building is now lit up by an advanced Philips LED lighting and controls system, which makes it possible to instantly change color schemes and display light shows. The lighting can also be programmed to celebrate specific moments in time, such as the recent Election Day or the Super Bowl.

•

Philips introduced Hue, a revolutionary LED lighting system, which can be controlled wirelessly through a smart device. With Philips Hue, currently available exclusively through Apple retail stores, endless possibilities can be created to personalize light at home.

•

In South Africa, Philips and distribution partner Karebo signed an agreement to supply Eskom, the state-owned electricity provider, with 1.8 million LED lamps. This will contribute to a reduced electricity consumption in the country.

•

Philips partnered with EGAT (Electricity Generating Authority of Thailand) to deliver 1,607 GreenVision Flexi LED lights to light up four major dams. EGAT extended the project with an additional 10,000 units to be delivered later in 2013.

Financial performance

•

Comparable sales were 4% higher year-on-year, with sales increases in all businesses, notably double-digit sales growth at Lumileds and mid-single-digit sales growth at Consumer Luminaires and Automotive.

•

From a regional perspective, comparable sales (excluding the OEM Lumileds sales) in mature geographies were flat, with Western Europe growing by 4% and North America declining by 4%. Sales in growth geographies increased by 8% compared to Q4 2011.

•	Comparable LED-based sales were 43% higher year-on-year, and now represent 25% of total Lighting sales.

•

Restructuring and acquisition-related charges of EUR 185 million (Q4 2011: EUR 36 million), as well as a loss on the sale of industrial assets of EUR 22 million, resulted in an EBITA loss of EUR 13 million, compared to EUR 41 million profit in Q4 2011.

•

Excluding restructuring and acquisition-related charges and the loss on the sale of industrial assets, EBITA was EUR 194 million, or 8.6% of sales, compared to EUR 77 million, or 3.7% of sales, in Q4 2011. This year-on-year EBITA improvement was driven by higher operating earnings across all businesses, notably Lumileds and Consumer Luminaires, which were both profitable in Q4 2012, as well as Light Sources & Electronics.

12            Q4 2012 Quarterly report

•

Net operating capital, excluding a currency impact of EUR 156 million, decreased by EUR 174 million. The decrease was largely driven by an increase in provisions related to restructuring and lower inventories, partly offset by the consolidation of Indal. Inventories as a percentage of sales improved by 1.9 percentage points year-on-year.

•

Compared to Q4 2011, the total number of employees decreased by 2,944. Excluding the increase of 909 employees due to the acquisition of Indal, the number of employees decreased by 3,853. This decrease was driven by overhead cost reductions and the rationalization of our industrial footprint.

Miscellaneous

•	Restructuring and acquisition-related charges in Q1 2013 are expected to total approximately EUR 30 million.

Q4 2012 Quarterly report            13

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q4	Q4
	2011	2012
Sales	129	123
Sales growth
% nominal	(10)	(5)
% comparable	10	(5)
EBITA of:
Group Innovation	(16)	(33)
IP Royalties	53	62
Group and Regional Costs	(45)	(59)
Accelerate! investments	(19)	(35)
Pensions	15	5
Service Units and Other	(65)	(488)

EBITA	(77)	(548)
EBIT	(80)	(551)
Net operating capital (NOC)	(3,895)	(4,521)
Number of employees (FTEs)	12,474	11,492

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	Philips won 39 prizes in the 2013 iF design awards, one of the most influential and internationally renowned design competitions in the world.

•

As a world first, Philips and Dutch mental healthcare institute GGzE have developed a new Ambient Experience-based care concept. The partners are now researching its full effect on stress and anxiety for clients in GGzE, by allowing doctors and clients to choose dynamic light, sound and projections.

Financial performance

•	Sales decreased from EUR 129 million in Q4 2011 to EUR 123 million in Q4 2012.

•	EBITA amounted to a net cost of EUR 548 million, compared to a net cost of EUR 77 million in Q4 2011.

•

EBITA, excluding restructuring charges of EUR 19 million (Q4 2011: EUR 25 million), was a EUR 477 million higher net cost than in Q4 2011. This was mainly attributable to the EUR 313 million impact of the European Commission fine related to alleged violation of competition rules in the Cathode-Ray Tubes (CRT) industry and EUR 132 million of provisions related to various legal matters.

•	Service Units and Other EBITA was negatively impacted in Q4 2011 by EUR 25 million of net costs formerly reported as part of the Television business in Consumer Lifestyle (Q4 2012: EUR 3 million).

•	Compared to Q4 2011, the number of employees decreased by 982, primarily due to restructuring activities in the Service Units, particularly in IT and Financial Operations.

•	Net operating capital decreased by EUR 626 million, mainly due to an increase in payables and provisions related to legal matters.

Miscellaneous

•

Excluding the EUR 313 million impact of the CRT fine, provisions related to various legal matters of EUR 132 million, the EUR 37 million gain on the sale of the High Tech Campus in Eindhoven, and a EUR 25 million gain of prior service cost related to a medical benefit retiree plan, IG&S EBITA in 2012 amounted to a net cost of EUR 288 million.

•

For 2013 we expect a reduction in restructuring expenses of around EUR 30 million, a decrease in IP royalty income of around EUR 15 million, an increase in pension costs, mainly related to the change in IAS 19, of around EUR 100 million, and a reduction in stranded costs of EUR 23 million.

•	Restructuring and acquisition-related charges in Q1 2013 are expected to total approximately EUR 5 million.

14            Q4 2012 Quarterly report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2011.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2011.

Use of fair-value measurements

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices do not exist, we estimated the fair values using appropriate valuation models, and when observable market data are not available, we used unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2011 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated.

Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32.

Q4 2012 Quarterly report            15

Full-year highlights

The year 2012

•	Sales for the full year 2012 amounted to EUR 24.8 billion, or 4% comparable growth.

•	Growth geographies achieved 10% comparable sales growth and accounted for 35% of total sales, compared to 33% in 2011.

•	EBITA excluding restructuring and other charges amounted to EUR 2,366 million, or 9.5% of sales, compared to EUR 1,822 million, or 8.1% of sales, in 2011.

•	EBITA amounted to EUR 1,502 million, or 6.1% of sales, compared to EUR 1,680 million in 2011, and was impacted by higher restructuring and other charges.

•	EBIT amounted to EUR 1,030 million, or 4.2% of sales, compared to a EUR 269 million loss, or -1.2% of sales, in 2011.

•

Net income for the year amounted to EUR 231 million, compared to a loss of EUR 1,291 million in 2011. Excluding 2011 impairments and the CRT-related fine in 2012, income from continuing operations was EUR 192 million higher year-on-year.

•	In 2012 we generated EUR 2,198 million of cash flow from operating activities, which was EUR 1,430 million higher than in 2011.

in millions of euro unless otherwise stated

	January to December
	2011	2012
Sales	22,579	24,788
EBITA	1,680	1,502
as a % of sales	7.4	6.1
EBIT	(269)	1,030
as a % of sales	(1.2)	4.2
Financial income and expenses	(240)	(246)
Income taxes	(283)	(308)
Results investments in associates	16	(214)
Income (loss) from continuing operations	(776)	262
Discontinued operations	(515)	(31)
Net (loss) income	(1,291)	231

Net income (loss) - shareholders per common share (in euros) - basic	(1.36)	0.25

Performance of the Group

•

Sales for the full year 2012 amounted to EUR 24.8 billion, a 10% nominal increase year-on-year. Excluding favorable currency effects and portfolio changes, comparable sales were 4% above 2011. Comparable sales growth was driven by a 6% increase at Healthcare, with solid growth in all businesses, and 4% growth at Lighting, mainly from Automotive and Light Sources & Electronics. Consumer Lifestyle’s comparable sales growth was 2% relative to the prior year, with double-digit growth at Health & Wellness, Domestic Appliances and Personal Care tempered by a sales decline at Lifestyle Entertainment.

•

Growth geographies achieved 10% comparable growth, while mature geographies grew by 1% as a result of the overall macro-economic developments and the continued weakness of the Western European markets, particularly in Southern Europe. Growth geographies accounted for 35% of total sales, compared to 33% in 2011.

•

EBITA excluding restructuring, acquisition-related and other charges amounted to EUR 2,366 million, or 9.5% of sales, compared to EUR 1,822 million, or 8.1% of sales, in 2011. EBITA amounted to EUR 1,502 million, or 6.1% of sales, compared to EUR 1,680 million in 2011. EBITA was impacted by the EUR 313 million fine from the European Commission related to the Cathode-Ray Tubes (CRT) industry, EUR 580 million of restructuring and acquisition-related charges, and a total of EUR 188 million for provisions related to various legal matters, losses on the sale of industrial assets and a gain on prior service costs related to a medical retiree plan. EBITA also included EUR 217 million of gains on the sale of assets, mainly for the Senseo and High Tech Campus transactions. 2011 included EUR 163 million of restructuring and acquisition-related charges and EUR 21 million of gains related to a pension plan change.

•

EBIT amounted to EUR 1,030 million, or 4.2% of sales, compared to a EUR 269 million loss, or -1.2% of sales, in 2011. Excluding goodwill impairment charges of EUR 1,355 million in 2011, significant EBIT improvement was seen at Consumer Lifestyle and Healthcare, while Lighting was impacted by charges related to restructuring activities.

16            Q4 2012 Quarterly report

•

Financial income and expenses amounted to a net expense of EUR 246 million, EUR 6 million higher year-on-year. EUR 31 million higher interest expense in 2012 was more than offset by a EUR 46 million gain related to a change in estimate on the valuation of long-term hedge contracts. 2011 included a favorable impact of EUR 51 million related to the sale of the remaining shares in TCL, which was partly offset by EUR 34 million of impairment charges, in the same year, mainly related to the shareholdings in TPV.

•

Income taxes amounted to EUR 308 million, compared to EUR 283 million in 2011. The year-on-year increase was largely attributable to higher taxable earnings. The tax burden in 2012 corresponded to an effective income tax rate of 39.3%, compared to negative 55.6% in 2011, which was attributable to goodwill impairment losses of EUR 1,355 million that are largely non-tax - deductible. Excluding the non-tax-deductible goodwill impairment losses in 2011, the effective income tax rate increased, mainly due to a non-deductible charge of EUR 509 million for the CRT fine from the European Commission.

•

Net income for the year amounted to EUR 231 million, compared to a loss of EUR 1,291 million in 2011. The loss in 2011 included goodwill impairment of EUR 1,355 million and a EUR 515 million loss related to the discontinued operations of the Television business. Excluding the goodwill impairment in 2011 and the EUR 509 million of charges related to the CRT fine in 2012, income from continuing operations was EUR 192 million higher year-on-year. Higher income was driven by better earnings, particularly at Consumer Lifestyle and Healthcare, but tempered by significant restructuring charges, mainly at Lighting.

•

In 2012 we generated EUR 2,198 million of cash flow from operating activities, which was EUR 1,430 million higher than in 2011. The increase was mainly a result of lower working capital requirements and higher cash earnings.

•	In July 2011 we launched a EUR 2 billion share buy-back program aimed at improving the efficiency of our balance sheet. By the end of the year we had completed 73% of this program.

Q4 2012 Quarterly report            17

Proposed distribution

Proposed distribution to shareholders

A proposal will be submitted to the General Meeting of Shareholders to declare a distribution of EUR 0.75 per common share (up to EUR 685 million), in cash or shares at the option of the shareholder, against net income and retained earnings. Further details will be given in the agenda for the General Meeting of Shareholders, to be held on May 3, 2013.

18            Q4 2012 Quarterly report

Consolidated statements of income

in millions of euros unless otherwise stated

	4th quarter			January to December
	2011		2012	2011		2012
Sales	6,712		7,161	22,579		24,788
Cost of sales	(4,217)		(4,464)	(13,845)		(15,379)

Gross margin	2,495		2,697	8,734		9,409

Selling expenses	(1,594)		(1,559)	(5,247)		(5,468)
General and administrative expenses	(207)		(261)	(841)		(798)
Research and development expenses	(449)		(489)	(1,610)		(1,810)
Impairment of goodwill	—		—	(1,355)		—
Other business income	29		35	125		297
Other business expenses	(12)		(502)	(75)		(600)

Income from operations	262		(79)	(269)		1,030

Financial income	(6)		43	112		106
Financial expenses	(65)		(62)	(352)		(352)

Income before taxes	191		(98)	(509)		784

Income tax expense	(79)		(59)	(283)		(308)

Income after taxes	112		(157)	(792)		476

Results relating to investments in associates	—		(193)	16		(214)

Net income from continuing operations	112		(350)	(776)		262

Discontinued operations - net of income tax	(272)		(5)	(515)		(31)

Net income	(160)		(355)	(1,291)		231

Attribution of net income for the period
Net income attributable to shareholders	(162)		(358)	(1,295)		226
Net income attributable to non-controlling interests	2		3	4		5

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	937,365	1)	917,950	952,536	1)	921,828
- diluted	940,083	1)	927,213	957,019	1)	926,949

Net income attributable to shareholders per common share in euros:
- basic	(0.17)		(0.39)	(1.36)		0.25
- diluted2)	(0.17)		(0.39)	(1.36)		0.24

Ratios
Gross margin as a % of sales	37.2		37.7	38.7		38.0
Selling expenses as a % of sales	(23.7)		(21.8)	(23.2)		(22.1)
G&A expenses as a % of sales	(3.1)		(3.6)	(3.7)		(3.2)
R&D expenses as a % of sales	(6.7)		(6.8)	(7.1)		(7.3)

EBIT	262		(79)	(269)		1,030
as a % of sales	3.9		(1.1)	(1.2)		4.2

EBITA	503		50	1,680		1,502
as a % of sales	7.5		0.7	7.4		6.1

1)	Adjusted to make 2011 comparable for the bonus shares (889 thousand) issued in May 2012
2)	The incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive

Q4 2012 Quarterly report            19

Consolidated balance sheets

in millions of euros unless otherwise stated

	December 31,		December 31,
	2011		2012
Non-current assets:
Property, plant and equipment	3,014		2,959
Goodwill	7,016		6,948
Intangible assets excluding goodwill	3,996		3,731
Non-current receivables	127		176
Investments in associates	203		177
Other non-current financial assets	346		549
Deferred tax assets	1,729	1)	1,917
Other non-current assets	71		94

Total non-current assets	16,502		16,551

Current assets:
Inventories - net	3,625		3,495
Other current assets	351		337
Derivative financial assets	229		137
Income tax receivable	162		97
Receivables	4,828	2)	4,585
Assets classified as held for sale	551		43
Cash and cash equivalents	3,147		3,834

Total current assets	12,893		12,528

Total assets	29,395		29,079
Shareholders’ equity	12,316	1)	11,140
Non-controlling interests	34		34

Group equity	12,350		11,174

Non-current liabilities:
Long-term debt	3,278		3,725
Long-term provisions	1,907	1)	2,132
Deferred tax liabilities	77		92
Other non-current liabilities	1,999		2,001

Total non-current liabilities	7,261		7,950

Current liabilities:
Short-term debt	582		809
Derivative financial liabilities	744		517
Income tax payable	191		200
Accounts and notes payable	3,346		2,839
Accrued liabilities	3,026		3,171
Short-term provisions	787	1)	837
Liabilities directly associated with assets held for sale	61		27
Other current liabilities	1,047	2)	1,555

Total current liabilities	9,784		9,955

Total liabilities and group equity	29,395		29,079

20            Q4 2012 Quarterly report

	December 31,		December 31,
	2011		2012
Number of common shares outstanding (after deduction of treasury shares) at the end of period
(in thousands)	926,095		914,591

Ratios
Shareholders’ equity per common share in euros	13.30	1)	12.18
Inventories as a % of sales	16.1		14.1
Net debt : group equity	5:95		6:94
Net operating capital	10,372	1)	9,307

Employees at end of period	125,241		118,087
of which discontinued operations	3,353		—

1)	Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32
2)	Revised to reflect appropriate netting of customer payables previously reported in accounts receivable and now reported in other current liabilities

Q4 2012 Quarterly report            21

Consolidated statements of cash flows

in millions of euros

	4th quarter			January to December
	2011		2012	2011		2012
Cash flows from operating activities:
Net income	(160)		(355)	(1,291)		231
Loss from discontinued operations	272		5	515		31
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	475	1)	391	1,454	1)	1,433
Impairment of goodwill and other non-current financial assets	5		2	1,387		14
Net (gain) loss on sale of assets	(4)		16	(88)		(163)
(Income) loss from investments in associates	2		(4)	(14)		8
Dividends received from investments in associates	21		8	44		15
Dividends paid to non-controlling interests	(3)		(4)	(4)		(4)
(Increase) decrease in working capital:	658		893	(747)		542
Increase in receivables and other current assets	(126	)2)	(96)	(365	)2)	(245)
Decrease (increase) in inventories	551	4)	458	(149	)4)	(19)
Increase (decrease) in accounts payable, accrued and other liabilities	233	2)	531	(233	)2)	806
Increase in non-current receivables, other assets and other liabilities	(186)		(199)	(596)		(584)
Increase in provisions	86		322	6		434
Other items	23	1)	134	102	1)	241

Net cash provided by operating activities	1,189		1,209	768		2,198

Cash flows from investing activities:
Purchase of intangible assets	(18	)3)	(14)	(69	)3)	(39)
Proceeds from sale of intangible assets	—		—	—		160
Expenditures on development assets	(72	)3)	(95)	(278	)3)	(347)
Capital expenditures on property, plant and equipment	(181	)4)	(214)	(653	)4)	(675)
Proceeds from disposals of property, plant and equipment	48		13	128		426
Cash from (to) derivatives and securities	(11)		7	25		(47)
Purchase of other non-current financial assets	(13)		(4)	(43)		(167)
Proceeds from other non-current financial assets	—		3	87		3
Purchase of businesses, net of cash acquired	(255)		(7)	(509)		(259)
Proceeds from sale of interests in businesses, net of cash disposed of	12		(12)	19		33

Net cash used for investing activities	(490)		(323)	(1,293)		(912)

Cash flows from financing activities:
Proceeds from issuance of short-term debt	(35)		(35)	(217)		133
Principal payments on long-term debt	(21)		(42)	(1,097)		(630)
Proceeds from issuance of long-term debt	231	4)	27	454	4)	1,228
Treasury shares transactions	(208)		(191)	(671)		(768)
Dividends paid	—		—	(259)		(255)

Net cash used for financing activities	(33)		(241)	(1,790)		(292)

Net cash provided by (used for) continuing operations	666		645	(2,315)		994

Cash flow from discontinued operations:
Net cash provided by (used for) operating activities	168		(39)	(270)		(296)
Net cash (used for) provided by investing activities	(29)		(33)	(94)		40

Net cash provided by (used for) discontinued operations	139		(72)	(364)		(256)

22            Q4 2012 Quarterly report

	4th quarter		January to December
	2011	2012	2011	2012
Net cash provided by (used for) continuing and discontinued operations	805	573	(2,679)	738

Effect of change in exchange rates on cash and cash equivalents	3	29	(7)	(51)
Cash and cash equivalents at the beginning of the period	2,339	3,232	5,833	3,147

Cash and cash equivalents at the end of the period	3,147	3,834	3,147	3,834

Ratio
Cash flows before financing activities	699	886	(525)	1,286

Net cash paid during the period for
Pensions	(140)	(120)	(639)	(610)
Interest	(31)	(29)	(231)	(239)
Income taxes	(125)	(84)	(582)	(359)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

1)	Revised to reflect appropriate elimination of intercompany profit on property, plant and equipment
2)	Revised to reflect appropriate netting of customer payables previously reported in accounts receivable and now reported in other current liabilities
3)	Revised to reflect an adjusted allocation of internally developed software intended to be marketed from purchase of intangible assets to expenditures on development assets
4)	Revised to reflect an adjusted cash flow presentation of finance lease cash inflows

Q4 2012 Quarterly report            23

Consolidated statement of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings		revaluation reserve	currency translation differences	unrealized gain (loss) on available- for-sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
January to December 2012

Balance as of December 31, 2011	202	813	12,878	1)	70	7	45	(9)	43	(1,690)	12,316	34	12,350
Net income			226								226	5	231
Net current-period change			(390)		(16)	(99)	6	15	(78)		(484)		(484)
Reclassifications into income						(1)	3	14	16		16		16

Total comprehensive income			(164)		(16)	(100)	9	29	(62)		(242)	5	(237)

Dividend distributed	6	422	(687)								(259)		(259)
Movement non-controlling interest			—								—	(5)	(5)
Cancellation of treasury shares	(17)		(1,221)							1,238	—		—
Purchase of treasury shares			(47)							(769)	(816)		(816)
Re-issuance of treasury shares		(22)	(46)							118	50		50
Share-based compensation plans		84									84		84
Income tax share-based compensation plans		7									7		7

	(11)	491	(2,001)							587	(934)	(5)	(939)

Balance as of December 31, 2012	191	1,304	10,713		54	(93)	54	20	(19)	(1,103)	11,140	34	11,174

1)	Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32

24            Q4 2012 Quarterly report

Sectors

in millions of euros unless otherwise stated

Sales and income (loss) from operations

	4th quarter
		2011			2012
	sales	income from operations		sales	income from operations
		amount	as a % of sales		amount	as a % of sales
Healthcare	2,724	359	13.2	2,918	385	13.2
Consumer Lifestyle	1,787	113	6.3	1,858	160	8.6
Lighting	2,072	(131)	(6.3)	2,262	(73)	(3.2)
Innovation, Group & Services	129	(79)	—	123	(551)	—

	6,712	262	3.9	7,161	(79)	(1.1)

Sales and income (loss) from operations
	January to December
		2011			2012
	sales	income from operations		sales	income from operations
		amount	as a % of sales		amount	as a % of sales
Healthcare	8,852	93	1.1	9,983	1,122	11.2
Consumer Lifestyle	5,615	217	3.9	5,953	593	10.0
Lighting	7,638	(362)	(4.7)	8,442	(6)	(0.1)
Innovation, Group & Services	474	(217)	—	410	(679)	—

	22,579	(269)	(1.2)	24,788	1,030	4.2

Q4 2012 Quarterly report            25

Sectors and main countries

in millions of euros

Sales and total assets

	sales		total assets
	January to December		December 31,		December 31,
	2011	2012	2011		2012
Healthcare	8,852	9,983	11,591		11,248
Consumer Lifestyle	5,615	5,953	3,841	1)	3,325
Lighting	7,638	8,442	6,914	1)	6,970
Innovation, Group & Services	474	410	6,498	2)	7,493

	22,579	24,788	28,844		29,036
Assets classified as held for sale			551		43

			29,395		29,079

1)	Revised to reflect appropriate netting of customer payables previously reported in accounts receivable and now reported in other current liabilities
2)	Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to December		December 31,	December 31,
	2011	2012	2011	2012
Netherlands	691	669	908	886
United States	6,373	7,018	8,473	8,007
China	2,102	2,705	1,126	1,114
Germany	1,431	1,456	252	271
Japan	911	1,208	618	537
France	1,046	1,051	97	90
India	678	777	161	147
Other countries	9,347	9,904	2,391	2,586

	22,579	24,788	14,026	13,638

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

26            Q4 2012 Quarterly report

Pension costs

in millions of euros

Specification of pension costs

	4th quarter
	2011			2012
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	32	18	50	44	22	66
Interest cost on the defined-benefit obligation	139	101	240	126	97	223
Expected return on plan assets	(178)	(98)	(276)	(185)	(107)	(292)
Curtailment	—	(3)	(3)	(25)	(6)	(31)
Settlement	—	(1)	(1)	—	1	1
Prior service cost	—	(22)	(22)	—	—	—
Other	(1)	1	—	—	—	—

Net periodic cost (income)	(8)	(4)	(12)	(40)	7	(33)
of which discontinued operations	—	(1)	(1)	—	(4)	(4)

Costs of defined-contribution plans	1	29	30	1	34	35
of which discontinued operations	—	1	1	—	—	—

Costs of defined-benefit plans (retiree medical)
Service cost	—	—	—	—	—	—
Interest cost on the defined-benefit obligation	—	4	4	—	—	3

Net periodic cost	—	4	4	—	3	3

Specification of pension costs

	January to December
	2011			2012
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)
Service cost	127	73	200	174	86	260
Interest cost on the defined-benefit obligation	557	404	961	509	387	896
Expected return on plan assets	(713)	(389)	(1,102)	(739)	(429)	(1,168)
Curtailment	—	(18)	(18)	(25)	(6)	(31)
Settlement	—	(1)	(1)	—	1	1
Prior service cost	—	(20)	(20)	—	1	1
Other	(1)	1	—	—	—	—

Net periodic cost (income)	(30)	50	20	(81)	40	(41)
of which discontinued operations	2	—	2	—	(3)	(3)

Costs of defined-contribution plans	7	116	123	9	135	144
of which discontinued operations	—	3	3	1	1	2

Costs of defined-benefit plans (retiree medical)
Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	17	17	—	12	12
Prior service cost	—	(2)	(2)	—	(27)	(27)

Net periodic cost	—	16	16	—	(14)	(14)

Q4 2012 Quarterly report            27

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition

in %

	4th quarter				January to December
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth
2012 versus 2011
Healthcare	3.7	3.4	—	7.1	6.4	6.4	—	12.8
Consumer Lifestyle	1.9	3.1	(1.0)	4.0	1.7	3.8	0.5	6.0
Lighting	3.8	3.4	2.0	9.2	3.8	4.6	2.1	10.5
Innovation, Group &
Services	(4.8)	0.1	—	(4.7)	(7.4)	0.1	(6.2)	(13.5)

Philips Group	3.1	3.3	0.3	6.7	4.1	5.0	0.7	9.8

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	IG&S
January to December 2012
EBITA (or Adjusted income from operations)	1,502	1,322	663	188	(671)
Amortization of intangibles1)	(472)	(200)	(70)	(194)	(8)

Income from operations (or EBIT)	1,030	1,122	593	(6)	(679)

January to December 2011
EBITA (or Adjusted income from operations)	1,680	1,145	297	445	(207)
Amortization of intangibles1)	(594)	(228)	(80)	(276)	(10)
Impairment of goodwill	(1,355)	(824)	—	(531)	—

Income from operations (or EBIT)	(269)	93	217	(362)	(217)

1)	Excluding amortization of software and product development

Composition of net debt to group equity

	December 31,		December 31,
	2011		2012
Long-term debt	3,278		3,725
Short-term debt	582		809

Total debt	3,860		4,534
Cash and cash equivalents	3,147		3,834

Net debt (cash) (total debt less cash and cash equivalents)	713		700
Shareholders’ equity	12,316	1)	11,140
Non-controlling interests	34		34

Group equity	12,350		11,174
Net debt and group equity	13,063		11,874
Net debt divided by net debt and group equity (in %)	5		6
Group equity divided by net debt and group equity (in %)	95		94

1)	Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32

28            Q4 2012 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle		Lighting		IG&S
December 31, 2012
Net operating capital (NOC)	9,307	7,976	1,217		4,635		(4,521)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,283	2,760	1,741		1,695		4,087
- intercompany accounts	—	71	45		37		(153)
- provisions	2,969	355	322		581		1,711
Include assets not comprised in NOC:
- investments in associates	177	86	—		22		69
- other non-current financial assets	549	—	—		—		549
- deferred tax assets	1,917	—	—		—		1,917
- cash and cash equivalents	3,834	—	—		—		3,834

	29,036	11,248	3,325		6,970		7,493
Assets classified as held for sale	43

Total assets	29,079

December 31, 2011
Net operating capital (NOC)	10,372	8,418	884		4,965	1)	(3,895)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,353	2,697	2,309	2)	1,593	2)	3,754
- intercompany accounts	—	103	87		51		(241)
- provisions	2,694	287	558		282	1)	1,567
Include assets not comprised in NOC:
- investments in associates	203	86	3		23		91
- other non-current financial assets	346	—	—		—		346
- deferred tax assets	1,729	—	—		—		1,729	1)
- cash and cash equivalents	3,147	—	—		—		3,147

	28,844	11,591	3,841		6,914		6,498
Assets classified as held for sale	551

Total assets	29,395

1)	Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32
2)	Revised to reflect appropriate netting of customer payables previously reported in accounts receivable and now reported in other current liabilities

Q4 2012 Quarterly report            29

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Composition of cash flows

	4th quarter			January to December
	2011		2012	2011		2012
Cash flows provided by operating activities	1,189	1)	1,209	768	1)	2,198
Cash flows used for investing activities	(490	)1)	(323)	(1,293	)1)	(912)

Cash flows before financing activities	699		886	(525)		1,286

Cash flows provided by operating activities	1,189	1)	1,209	768	1)	2,198
Net capital expenditures:	(223)		(310)	(872)		(475)
Purchase of intangible assets	(18	)2)	(14)	(69	)2)	(39)
Proceeds from sale of intangible assets	—		—	—		160
Expenditures on development assets	(72	)2)	(95)	(278	)2)	(347)
Capital expenditures on property, plant and equipment	(181	)1)	(214)	(653	)1)	(675)
Proceeds from sale of property, plant and equipment	48		13	128		426

Free cash flows	966		899	(104)		1,723

1)	Revised to reflect an adjusted cash flow presentation of finance lease cash inflows
2)	Revised to reflect an adjusted allocation of internally developed software intended to be marketed from software to product development

30            Q4 2012 Quarterly report

Revision

Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector. Philips has determined that the adjustment was not material to each of the individual prior years. The individual quarters have not been adjusted for the years 2011 and 2012 due to immateriality.

	2007	2008	2009	2010	2011	2012
	cumulative					Jan-Sept
Income statements
EBITA and Income from operations (or EBIT)	(47)	(9)	7	(6)	—	—
Income taxes	13	2	(1)	2	—	—

Net income (loss)	(34)	(7)	6	(4)	—	—

Balance sheets
Long-term provisions	23	28	24	27	27	27
Short-term provisions	24	28	25	28	28	28

NOC	(47)	(56)	(49)	(55)	(55)	(55)

Deferred tax assets	13	15	14	16	16	16

Shareholders’ equity	(34)	(41)	(35)	(39)	(39)	(39)

Q4 2012 Quarterly report            31

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2011				2012
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	5,257	5,216	5,394	6,712	5,608	5,892	6,127	7,161
% increase	6	(3)	(1)	3	7	13	14	7

EBITA	438	371	368	503	552	450	450	50
as a % of sales	8.3	7.1	6.8	7.5	9.8	7.6	7.3	0.7

EBIT	319	(1,123)	273	262	438	338	333	(79)
as a % of sales	6.1	(21.5)	5.1	3.9	7.8	5.7	5.4	(1.1)

Net income (loss)	138	(1,345)	76	(160)	249	167	170	(355)

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.39)	0.08	(0.17)	0.27	0.18	0.18	(0.39)

	January-	January-	January-		January-	January-	January-		January-		January-
	March	June	September		December	March	June		September		December
Sales	5,257	10,473	15,867		22,579	5,608	11,500		17,627		24,788
% increase	6	1	0		1	7	10		11		10

EBITA	438	809	1,177		1,680	552	1,002		1,452		1,502
as a % of sales	8.3	7.7	7.4		7.4	9.8	8.7		8.2		6.1

EBIT	319	(804)	(531)		(269)	438	776		1,109		1,030
as a % of sales	6.1	(7.7)	(3.3)		(1.2)	7.8	6.7		6.3		4.2

Net income (loss)	138	(1,207)	(1,131)		(1,291)	249	416		586		231

Net income (loss) - shareholders per common share in euros - basic	0.14	(1.26)	(1.18)		(1.36)	0.27	0.45		0.63		0.25

Net income (loss) from continuing operations as a % of shareholders’ equity	6.6	(14.8)	(8.9	)1)	(5.8)	8.9	7.3	1)	6.9	1)	2.2

	period ended 2011								period ended 2012
Inventories as a % of sales	15.7	16.8	18.2		16.1	16.7	16.8		16.7		14.1

Net debt : group equity ratio	(3):103	1:99	8:92		5:95	6:94	13:87		11:89		6:94

Total employees (in thousands)	122	125	125		125	122	122		121		118
of which discontinued operations	4	4	4		3	—	—		—		—

1)	Prior-period financials have been revised for adjusted warranty provisions in the Lighting sector; more information is available on page 32

Information also available on Internet, address: www.philips.com/investorrelations

32            Q4 2012 Quarterly report

© 2013 Koninklijke Philips Electronics N.V.	http://www.philips.com/investorrelations
All rights reserved.

Press Information

January 29, 2013

Philips to transfer its Audio, Video, Multimedia and Accessories business to Funai

•	Philips Consumer Lifestyle to focus on Health and Well-being

•	Transaction leverages Philips’ strong brand and innovation power with Funai’s supply and manufacturing capability

•	Agreement ensures that Philips-branded audio and video innovations will continue to be available to consumers globally

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHIA) today announced that it has signed an agreement regarding the transfer of its Lifestyle Entertainment business (Audio, Video, Multimedia and Accessories) to Funai Electric Co., Ltd (TSE/OSE 6839). Under the terms, Funai will pay a cash consideration of EUR 150 million and a brand license fee, relating to a license agreement for an initial period of five and a half years, with an optional renewal of five years. The deal for the Audio, Multimedia and Accessories businesses is expected to close in the second half of 2013. The Video business will transfer in 2017, related to existing intellectual property licensing arrangements. The gain on the transaction will be recorded at the closing date.

The transaction is subject to customary conditions, including regulatory filings and works council procedures. The Remote Control activities, which are predominantly business-to-business, are excluded.

“With this transaction we are taking another step in reshaping the Consumer Lifestyle portfolio and transforming Philips into the leading technology company in Health and Well-being,” said Philips Chief Executive Officer Frans van Houten. “I am confident that today’s agreement with Funai, our partner for over 25 years, will create a promising future for Philips Audio, Video and Entertainment, and continuity for our customers. It will leverage Philips’ strong brand, strength in innovation, and leadership position in these businesses, with Funai’s strong presence in North and Central America - and Japan, and its supply and manufacturing expertise.”

“This is truly an exciting time for us at Funai,” said Funai President and CEO, Tomonori Hayashi. “This transaction will allow us to continue moving forward and grow as a global company. We will benefit from Philips’ legendary know-how and innovation, as well as the excellent talent they have in place around the world, allowing us to work as a team to leverage and grow the Philips brand in Audio, Video and Entertainment. Additionally, this will give Funai the opportunity to meet our goal of expanding our business into markets including Brazil, Russia, India and China.”

“With this agreement and the joint venture for Philips Television, the Consumer Lifestyle sector will further focus on Health and Well-being. The portfolio, consisting of Personal Care, Health & Wellness, Domestic Appliances and Coffee, delivered high single-digit growth in 2012,” said Philips Consumer Lifestyle Chief Executive Officer Pieter Nota.

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“Philips has a proud heritage in Audio, Video, Multimedia and Accessories, and today’s agreement with Funai ensures that this business can continue to deliver great Philips-branded innovations to consumers around the world.”

Philips Audio, Video, Multimedia and Accessories make up the Lifestyle Entertainment business group within Philips Consumer Lifestyle. This business group is headquartered in Hong Kong and employs approximately 2,000 people worldwide.

Today’s agreement does not impact any of Funai’s existing brand licensing agreements with Philips.

For further information, please contact:

Joost Akkermans

Philips Corporate Communications

Tel: +31 6 3175 8996

Email: joost.akkermans@philips.com

Steve Klink

Philips Corporate Communications

Tel: +31 6 1088 8824

E-mail: steve.klink@philips.com

Toru Fujii

Funai Corporate Communications

Email: investor_relations@funai.co.jp

About Royal Philips Electronics

Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2011 sales of EUR 22.6 billion and employs approximately 122,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter

About Funai Electric Co., Ltd

Funai Electric Co., Ltd., established in 1961, is headquartered in Osaka, Japan and is listed in the Tokyo and Osaka Securities Exchange First Section (6839). In addition to the consumer electronic product brands sold by FUNAI Corporation and the products sold by other FUNAI sales and marketing companies in Asia, Europe, and South America, Funai Electric Company, Ltd. is a major original equipment manufacturer (OEM) supplier for appliance, consumer electronic, computer, and computer peripheral companies on a global basis. For more information on the Funai group, please visit www.funaiworld.com

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Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

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